Exhibit 4.38

EMPLOYMENT AGREEMENT

AGREEMENT made as of January 1, 2002 by and between WPP GROUP USA, INC., a Delaware corporation having offices at 125 Park Avenue, New York, NY 10017 (the “Company”), and HOWARD G. PASTER, whose address is 4935 Linnean Avenue, N.W., Washington, D.C. 20008 (“Executive”).

W I T N E S S E T H

WHEREAS, Executive has served as the Chairman and Chief Executive Officer of Hill and Knowlton pursuant to an Employment Agreement dated as of October 15, 1999; and

WHEREAS, the Company and Executive wish to enter into a new agreement with respect to Executive’s employment with the Company from and after the effective date hereof on the terms and conditions hereinafter set forth;

NOW, THEREFORE, the parties hereto agree as follows:

1. Employment.

The Company agrees to employ Executive for the Term specified in paragraph 2, and Executive agrees to accept such employment upon the terms and conditions hereinafter set forth.

2. Term.

This Agreement shall be for a term commencing as of January 1, 2002 and, unless sooner terminated under the terms of this Agreement, continuing until December 31, 2005 (the “Initial Term”). Thereafter, this Agreement shall be automatically renewed for consecutive one year periods (each an “Additional Term”), unless either party shall have given at least six months written notice to the other of its or his intention to terminate this Agreement as at the end of the Initial Term or the applicable Additional Term. The Initial Term and any and all Additional Terms are hereinafter collectively referred to as the “Term.”

3. Duties and Responsibilities.

(a) During the Term, Executive will serve as Executive Vice-President, WPP Group; with the understanding, however, that Executive’s duties and responsibilities shall primarily consist of working with the Group Chief Executive of WPP Group plc (currently Martin Sorrell) to manage and supervise WPP Group’s public relations and public affairs business, which is comprised of the operations conducted by Buchanan Communications, Burson-Marsteller, Cohn & Wolfe, Finsbury Limited, Hill and Knowlton, Ogilvy Public Relations Worldwide, Robinson Lerer & Montgomery, Timmons & Company, The Wexler Group, Penn, Schoen & Berland, and such other related businesses as may be designated by the Group Chief Executive of WPP Group plc from time to time (collectively, the “PR Business”). Executive shall perform such executive duties and responsibilities in connection with the management and supervision of the PR Business as may be assigned to him from time to time by or under the Group Chief Executive of WPP Group plc, and in the absence of such assignment, such duties as are necessary to the management and supervision of the PR Business. Notwithstanding the foregoing, Executive shall be permitted to continue to perform services directly for clients on a basis consistent with past practices, so long as such services (i) do not constitute more than 50% of Executive’s total business time and attention and (ii) are performed for the account of the Company. Executive will report directly to the Group Chief Executive of WPP Group plc.

(b) Executive’s employment hereunder shall be full-time and exclusive. Notwithstanding the foregoing and provided that the same shall not otherwise constitute a breach of Executive’s obligations or covenants hereunder or impair or materially interfere with the performance of Executive’s responsibilities hereunder, Executive may (i) engage in other civic, political, social and professional activities and serve on the boards of directors of other companies, provided that such activity or service does not conflict with the interests of the Company or its clients; and (ii) receive and retain speaking fees. Executive agrees that he will at all times (A) devote his best efforts, skill and ability to promote the Company’s interests; and (B) perform his services to the Company and his responsibilities as an executive of the Company in a competent and professional manner.

(c) Executive’s services under this Agreement will be performed primarily at Hill and Knowlton’s offices in Washington, D.C. The parties acknowledge and agree however that the nature of Executive’s services may require substantial amounts of domestic and international travel.

4. Compensation.

(a) As compensation for his services to be rendered to the Company hereunder and in consideration of his agreement not to compete as set forth in paragraph 8 below, during the Term, Executive shall be paid, in accordance with the Company’s normal payroll practices, direct salary at an annual rate of $700,000.

(b) During the Term, Executive will participate in the following incentive plans, in accordance with the provisions of such plans as in effect from time to time.

(i) Annual Incentive. Executive will be entitled to earn an annual target bonus equal to 50% of base salary for achieving target performance and 75% of base salary as a maximum bonus for outstanding achievement above target levels. The amount of the award each year and annual targets (based on financial results of the PR Business and Executive’s contribution to same) will be mutually agreed by the Group Chief Executive of WPP Group plc and Executive during the first 90 days of each year.

(ii) Long-Term Incentives. Executive will participate in the Company’s Long Term Incentive Plan and, under such Plan and otherwise, will receive units with a value of 33 1/3% of base salary for achieving performance targets and 50% of base salary for exceeding performance targets. The amount of each award and performance targets will be mutually agreed by the Group Chief Executive of WPP Group plc and Executive prior to the commencement of each performance period.

(iii) Stock Options. Executive will be eligible to participate in the WPP Leaders Plan and to receive an annual grant of options for WPP Group plc Ordinary Shares or ADRs representing such Ordinary Shares. Executive’s first grant will consist of options over shares or ADRs with a market value (as defined in the WPP Leaders Plan) of $600,000 no later than October 31, 2002. Thereafter, Executive will be eligible to participate at a commensurate level of option amounts, subject to the discretion of the Group Chief Executive of WPP Group plc and the WPP Group Compensation Committee. The grant and exercise of options is subject to the provisions of the WPP Group Executive Stock Option Plan and the WPP Leaders Plan.

(c) Executive shall also be entitled to participate in such other incentive plans as are in effect from time to time for executives of the WPP Group at similar levels as that of Executive.

5. Expenses; Fringe Benefits,

(a) In addition to the compensation provided for under paragraph 4, the Company agrees to pay or reimburse Executive for all reasonable, ordinary and properly vouchered business or entertainment expenses incurred in the performance of his services hereunder in accordance with Company policy as from time to time in effect.

(b) Executive shall be entitled to 6 weeks paid vacation in each calendar year, which vacation time shall be utilized at such time(s) as will not materially interfere with the performance of Executive’s responsibilities hereunder.

(c) During the Term, Executive shall be entitled to participate in all insurance, medical, dental, profit-sharing and retirement plans and other benefits as are in effect for the benefit of Company employees generally and to which members of senior management of the Company are entitled by reason of such office, subject however, in all cases, to the provisions of the various benefit plans and programs in effect from time to time. Except as may otherwise be determined in the discretion of the Board of Directors of the Company, such benefits shall include participation in or entitlement to, a pension plan; medical reimbursement plan; life insurance; disability insurance; tax preparation and estate planning services; payment of legal fees and expenses arising in the course of business or in which the Company has an interest; and club memberships. With respect to the benefits referenced in this clause (c), Executive will continue to be entitled to receive the benefits he was receiving pursuant to the Employment Agreement between Executive and Hill and Knowlton dated as of January 1, 1994, as amended by letter dated as of January 1, 1997, which benefits were in turn determined by reference to the benefits he received in his former position with Hill and Knowlton’s affiliate, Timmons & Company, Inc.

(d) During the Term, the Company shall provide Executive with an automobile and driver for his business use in New York and Washington, D.C.

(e) During the Term, the Company shall provide Executive with a suitable apartment in New York City for his exclusive business use.

(f) The Company shall indemnify Executive in accordance with applicable law and its standard practices with respect to directors and senior executive officers, against liability (and related costs) to the Company or third parties for actions or inactions in connection with Executive’s employment by the Company.

(g) Provided the Executive remains a full-time employee of the Company through the end of the Term, he shall be eligible to continue to participate in the Company’s group health insurance plan for a period of four consecutive years thereafter. Participation in the plan will be provided in accordance with the terms and conditions of such group health plan as in effect from time to time during the applicable period, and subject to Executive’s continued contribution of the employee share of such insurance in accordance with the employee contribution rates applicable to senior executives of the Company as in effect from time to time. Executive’s entitlement to the benefits described in this paragraph 5(g) shall cease immediately if (i) he obtains alternative employment (including consultancy, freelancing and self-employment), whether on a full-time or part-time basis and he is eligible to receive substantially equivalent benefits under any health insurance plan maintained by a subsequent employer, or (ii) he engages in any of the prohibited activities described in paragraph 8 below at any time during or after the Restricted Period.

6. Discharge by the Company.

The Company shall have the right, at any time, to discharge Executive and terminate this Agreement for cause. The term “cause” shall be limited to (i) Executive’s intentional failure or refusal to perform directives of the Group Chief Executive of WPP Group plc, or the Board of Directors of the Company, which directives are consistent with the scope and nature of the Executive’s duties and responsibilities as set forth in paragraph 3 above; (ii) acts of dishonesty affecting the Company; (iii) conviction of a felony or any crime involving moral turpitude, fraud or misrepresentation; (iv) any willful or intentional act having the foreseeable effect, or likely to have the foreseeable effect, of materially injuring the reputation, business or business relationships of the Company; and (v) any material breach (not covered by any of the above clauses (i) through (iv)) of any of the provisions of this Agreement if such breach is not cured within 10 days after written notice thereof to Executive.

7. Disability: Death.

(a) In the event Executive shall be unable to perform his duties hereunder by virtue of illness or physical or mental incapacity or disability (from any cause or causes whatsoever — all such causes being herein referred to as “disability”) and Executive shall fail to perform such duties for periods aggregating 120 days whether or not continuous, in any continuous period of 365 days, the Company shall have the right at any time before Executive recovers from his disability to terminate Executive’s employment hereunder as at the end of any calendar month upon 30 days prior written notice to him.

(b) In case of Executive’s death, the Term of this Agreement shall terminate as of the date of his death.

(c) In the event of any termination of this Agreement by reason of Executive’s disability or death, Executive (or his estate) shall nonetheless be entitled to his then salary and all accrued benefits under this Agreement to the end of the month in which this Agreement terminates and for a period of 2 months thereafter.

8. Non-Competition and Protection of Confidential Information.

(a) Executive agrees that his services hereunder are of a special, unique, extraordinary and intellectual character, and that, by the nature of his responsibilities, Executive will necessarily gain full access to and specialized knowledge of the most intimate and vital details of the Company’s corporate structure, trade secrets, business methods, strategies and creative activities for clients. Executive acknowledges that the clients serviced by the Company are located throughout the world and accordingly, it is reasonable that the restrictive covenants set forth below are not limited by specific geographic area, but by the location of the Company’s clients and potential clients. Executive also acknowledges that he will use the Company’s assets to develop personal relationships with the Company’s clients, and a knowledge of those clients’ affairs and requirements, which may constitute the Company’s primary or sole contact with such clients. Executive consequently agrees that it is reasonable and necessary for the protection of the goodwill and business of the Company that Executive make the covenants contained herein. Accordingly, Executive agrees that while he is in the Company’s employment and for a period of two years following the termination of his employment for any reason whatsoever, he shall not directly or indirectly:

(i)	solicit the business of or attempt in any manner to persuade any client of the Company to cease to do business or to reduce the amount of business which any such client has customarily done or contemplates doing with the Company, whether or not the relationship between the Company and such client was originally established in whole or in part through his efforts;

(ii)	render any public relations or public affairs services to or for any client of the Company unless such services are rendered as an employee or consultant of the Company or one or more of its affiliates, whether or not the relationship between the Company or one or more of its affiliates and such client was originally established in whole or in part through his efforts; or

(iii)	employ (including to retain, engage or conduct business with) or attempt to employ or assist anyone else to employ any person who is then or at any time during the twelve months preceding termination of Executive’s employment was in the Company’s employ.

As used throughout this paragraph 8, the term “Company” shall mean the Company, any subsidiaries or divisions of the Company, and any WPP Group businesses which are included in the PR Business; and the term “client” shall mean (A) anyone who is then a client of the Company; (B)

anyone who was a client at any time during the one year period immediately preceding the date of termination of employment; and (C) any prospective client to whom the Company had made a presentation or similar offering of services within a period of 180 days immediately preceding the date of such termination of employment.

(b) Executive also agrees that he will not at any time (whether during the Term or after termination of this Agreement), except as may be required by law, disclose to anyone any confidential information or trade secret of the Company or any client of the Company, or utilize such confidential information or trade secret for his own benefit, or for the benefit of third parties. The term “confidential information or trade secret of the Company or any client of the Company” does not include any information that becomes generally available to the public other than by breach of this provision.

(c) If Executive commits a breach or threatens to commit a breach, of any of the provisions of (a) or (b) above, the Company shall have the right to have the provisions of this Agreement specifically enforced by any court having equity jurisdiction without being required to post bond or other security and without having to prove the inadequacy of the available remedies at law. In addition, the Company may take all such other actions and remedies available to it under law or in equity and shall be entitled to such damages as it can show it has sustained by reason of such breach.

(d) If any of the covenants contained in (a) or (b), or any part thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the duration and/or areas of such provision and, in its reduced form, said provision shall then be enforceable.

9. Intellectual Property

During the Term, Executive will disclose to the Company all ideas, inventions and business plans developed by him during such period which relate directly or indirectly to the PR Business or any of the Company’s subsidiaries or affiliates, including without limitation, any process, operation, product or improvement which may be patentable or copyrightable. Executive agrees that such will be the property of the Company and that he will at the Company’s request and cost do whatever is necessary to secure the rights thereto by patent, copyright or otherwise to the Company.

10. Enforceability.

The failure of either party at any time to require performance by the other party of any provision hereunder shall in no way affect the right of that party thereafter to enforce the same, nor shall it affect any other party’s right to enforce the same, or to enforce any of the other provisions in this Agreement; nor shall the waiver by either party of the breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provision or as a waiver of the provision itself.

11. Assignment.

This Agreement is a personal contract and Executive’s rights hereunder may not be sold, transferred, assigned, pledged or hypothecated by Executive. The rights and benefits of the Company under this Agreement shall be transferable, and all covenants and agreements hereunder shall inure to the benefit of and be binding upon its successors or assigns.

12. Modification.

This Agreement may not be orally cancelled, changed, modified or amended, and no cancellation, change, modification or amendment shall be effective or binding, unless in writing and signed by the parties to this Agreement.

13. Severability: Survival.

In the event any provision of this Agreement is found to be void or unenforceable by a court of competent jurisdiction, the remaining provisions of this Agreement shall nevertheless be binding upon the parties with the same effect as though the void or unenforceable part had been severed and deleted. The provisions of paragraph 8 and this paragraph 13 shall survive the termination of this Agreement.

14. Life Insurance.

Executive agrees that the Company or one of its affiliated companies shall have the right to obtain life insurance on Executive’s life, at its expense and with the Company or such affiliate as the sole beneficiary thereof. Executive shall cooperate fully with the Company or such affiliate in obtaining such life insurance including signing all necessary consents, applications or other related forms and taking any required medical examinations.

15. Notice.

Any notice, request, instruction or other document to be given hereunder by either party hereto to the other shall be in writing, and delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested, to the address set forth for such party at the head of this Agreement. Any notice so given shall be deemed received when personally delivered or three days after mailing. Any party may change the address to which notices are to be sent by given notice of such change of address to the other parties in the manner herein provided for giving notice.

16. Applicable Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely therein.

17. Entire Agreement.

This Agreement represents the entire agreement between the Company and Executive with respect to the subject matter hereof, and any prior agreements relating to the employment of Executive (including but not limited to, the Employment Agreement between Executive and Hill and Knowlton dated as of January 1, 1994, as amended by letter dated as of January 1, 1997, the Employment Agreement between Executive and Hill and Knowlton, dated as of October 15, 1999 and the separate side letter between Executive and WPP Group USA, Inc., dated as of October 15, 1999), written or oral, are nullified and superseded hereby.

IN WITNESS WHEREOF, the parties have duly executed this Employment Agreement as of the day and year first above written.

WPP GROUP USA, INC.

By:	/s/ Martin Sorrell
Name:	Martin Sorrell
Title:	Chief Executive Officer

/s/ Howard G. Paster
HOWARD G. PASTER